UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934
(Amendment No. 4)

GENERAL COMMUNICATION, INC.
(Name of Issuer)

Class A Common Stock
Class B Common Stock
(Title of Class of Securities)

369385 10 9
369385 20 8
(CUSIP Number)

Sasha Press Trilogy Partnership, Chief Financial Officer 155 108th Avenue NE, Suite 400 Bellevue, WA 98004 (425) 444-1022
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 11, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 369385 10 9
CUSIP No. 369385 20 8

1.	NAMES OF REPORTING PERSONS John W. Stanton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% of Class A Common Stock (2) 45.5% of Class B Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Includes 1,436,469 shares of Class B Common Stock, no par value per share, of the Issuer (the “Class B Common Stock”) beneficially owned by John W. Stanton and Theresa E. Gillespie (the "Reporting Persons") since each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(2)	See Item 5.

CUSIP No. 369385 10 9
CUSIP No. 369385 20 8

1.	NAMES OF REPORTING PERSONS Theresa E. Gillespie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 2,679,096 (1) Class B Common Stock: 1,436,469
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% of Class A Common Stock (2) 45.5% of Class B Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 1,436,469 shares of Class B Common Stock, beneficially owned by the Reporting Persons since each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(2)	See Item 5.

This Amendment No. 4 supplements and amends in certain respects the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons on March 12, 2007, as previously amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on November 15, 2007, Amendment No. 2 thereto filed by the Reporting Persons with the Commission on December 3, 2007, and Amendment No. 3 thereto filed by the Reporting Persons with the Commission on November 9, 2010 (as so previously amended, the “Schedule 13D”) with respect to the Class A Common Stock and Class B Common Stock of General Communication, Inc. (the “Issuer”). This Amendment No. 4 should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.
The Schedule 13D is supplemented and amended as follows:
ITEM 3.  Source or Amount of Funds or Other Consideration.
Item 3 is amended and supplemented to include the following at the end of such Item 3:
On the Event Date, the Reporting Persons sold 1,000,000 shares of Class A Common Stock of the Issuer to the Issuer for an aggregate $16,057,500.
ITEM 5.  Interest in Securities of the Issuer.
Items 5(a) and (b) of the Schedule 13D are amended and restated, in its entirety, and Item 5(c) is amended and supplemented, as follows:
(a) and (b) The Reporting Persons, as tenants in common or joint tenants with right of survivorship, beneficially own and have shared voting and dispositive power with respect to 1,436,469 shares of Class B Common Stock (representing approximately 45.5% of the outstanding Class B Common Stock) and 2,679,096 shares of Class A Common Stock (representing approximately 7.5% of the outstanding Class A Common Stock), including the 1,436,469 shares of Class A Common Stock issuable upon conversion of the above-mentioned Class B Common Stock. Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock.

The above percentages are based on 35,285,823 shares of Class A Common Stock and 3,154,814 shares of Class B Common Stock outstanding on April 29, 2016 as disclosed on the Issuer's Definitive Proxy Statement on Schedule 14A filed on May 17, 2016, but as to Class A Common Stock increased by the 1,436,469 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock beneficially owned by the Reporting Persons less 1,000,000 shares of Class A Common Stock purchased by the Issuer on the Event Date, for a total of 35,722,292 Shares of Class A Common Stock.

In addition, each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, the Reporting Persons may be deemed to currently beneficially own voting equity securities representing approximately 23.7% of the voting power with respect to a general election of directors of the Issuer.

(c) The only transaction effected by the Reporting Persons in the securities of the Issuer during the past 60 days is the sale of 1,000,000 Class A shares to the Issuer as described in Item 3 above.

(d) and (e) Not applicable.
ITEM 7.  Material to Be Filed as Exhibits.
Item 7 of the Original Schedule 13D is supplemented by addition of the following exhibit:
1.    Joint Filing Agreement, dated July 11, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 13, 2016

Signature	/s/ John W. Stanton
John W. Stanton

Signature	/s/ Theresa E. Gillespie
Theresa E. Gillespie